EXHIBIT 99.1

FirstService Reports Solid Second Quarter Operating Results

Growth Tempered By COVID-19 Pandemic

Operating highlights:

	Three months ended			Six months ended
	June 30			June 30
	2020	2019		2020	2019

Revenues (millions)	$621.6	$573.9		$1,255.4	$1,059.6
Adjusted EBITDA (millions) (note 1)	71.2	65.0		115.1	94.2
Adjusted EPS (note 2)	0.86	1.12		1.23	1.45

GAAP Operating Earnings	44.9	(268.5)	(1)	60.9	(255.5)	(1)
GAAP EPS	0.64	(7.48)	(1)	0.77	(7.69)	(1)

(1) Includes $314.4 million settlement of long-term incentive arrangement with FirstService's Founder and Chairman.

TORONTO, July 23, 2020 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its second quarter ended June 30, 2020. All amounts are in US dollars.

Revenues for the second quarter were $621.6 million, an 8% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 10% to $71.2 million, and Adjusted EPS (note 2) was $0.86, versus $1.12 in the prior year quarter. During the second quarter, FirstService reported GAAP Operating Earnings of $44.9 million, versus an operating loss of $268.5 million in the prior year period, reflecting the 2019 settlement of the long-term incentive arrangement (“LTIA”) with its Founder and Chairman in the amount of $314.4 million. The GAAP earnings per share was $0.64 in the quarter, compared to a loss per share of $7.48 for the same quarter a year ago.

For the six months ended June 30, 2020, revenues were $1.26 billion, an 18% increase relative to the comparable prior year period, Adjusted EBITDA was $115.1 million, up 22%, and Adjusted EPS was $1.23, versus $1.45 in the prior year period. FirstService’s GAAP Operating Earnings was $60.9 million in the current year period, versus an Operating Loss of $255.5 million in the prior year period. The GAAP earnings per share for the six months year-to-date was $0.77, compared to GAAP loss per share of $7.69 in the prior year period.

“We are pleased to report a solid quarter in the face of significant COVID-19 headwinds. Our financial results exceeded expectations and highlight the resiliency and diversification of our business model,” said Scott Patterson, Chief Executive Officer of FirstService. “We maintain a positive yet cautious outlook for the remainder of the year as we navigate around the ongoing pandemic uncertainty,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$2.4 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $338.2 million for the second quarter, down 9% versus the prior year quarter. The revenue decline was primarily attributable to client facility closures that negatively impacted the delivery of our amenity management services, stemming from the COVID-19 pandemic. Adjusted EBITDA for the quarter was $37.2 million, versus $39.2 million in the prior year period. GAAP Operating Earnings were $32.0 million, versus $32.3 million for the second quarter of last year. Margins expanded during the quarter from a combination of aggressive cost reduction initiatives and lower than expected decline in higher margin ancillary revenue.

FirstService Brands revenues during the second quarter grew to $283.4 million, up 39% relative to the prior year period. The division recorded a 10% decline in revenues on an organic basis, which was more than offset by the contribution from the large Global Restoration transaction and other tuck-under acquisitions not reflected in last year’s second quarter. The decrease in organic revenue resulted from the various government-mandated “stay at home” measures which negatively impacted activity levels in our service lines tied to home improvement. Adjusted EBITDA for the second quarter was $35.8 million, versus $28.4 million in the prior year period. The year-over-year margin decline was principally driven by acquisition mix, with the addition of Global Restoration yielding lower margins than the overall division. GAAP Operating Earnings were $17.4 million, versus $20.7 million in the prior year quarter, with the decrease due to increased amortization of intangible assets arising from the Global Restoration transaction.

Corporate costs, as presented in Adjusted EBITDA, were $1.9 million in the second quarter, relative to $2.6 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.4 million, relative to $321.5 million in the prior year period, with the decrease primarily attributable to the settlement of the LTIA.

Conference Call
FirstService will be holding a conference call on Thursday, July 23, 2020 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The numbers to use for this call are 1) toll-free 1-888-241-0551; or 2) for international callers, 647-427-3415. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2019 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2020	2019	2020	2019

Net earnings (loss)	$29,917	$(275,680)	$35,697	$(267,535)
Income tax	9,603	8,569	11,149	9,778
Other income, net	(147)	(6,131)	(376)	(6,124)
Interest expense, net	5,530	4,772	14,417	8,341
Operating earnings (loss)	44,903	(268,470)	60,887	(255,540)
Depreciation and amortization	23,488	14,165	46,995	26,852
Settlement of long-term incentive arrangement	-	314,379	-	314,379
Acquisition-related items	397	3,202	802	3,880
Stock-based compensation expense	2,443	1,755	6,412	4,610
Adjusted EBITDA	$71,231	$65,031	$115,096	$94,181

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2020	2019	2020	2019

Net earnings (loss)	$29,917	$(275,680)	$35,697	$(267,535)
Non-controlling interest share of earnings	(3,326)	(2,409)	(5,081)	(4,205)
Settlement of long-term incentive arrangement	-	314,379	-	314,379
Acquisition-related items	397	3,202	802	3,880
Amortization of intangible assets	10,864	4,899	22,225	9,206
Stock-based compensation expense	2,443	1,755	6,412	4,610
Stock-based compensation tax adjustment for US GAAP change	-	(1,510)	-	(2,854)
Income tax on adjustments	(3,460)	(2,439)	(7,446)	(4,301)
Non-controlling interest on adjustments	(298)	(80)	(520)	(168)
Adjusted net earnings	$36,537	$42,117	$52,089	$53,012

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2020	2019	2020	2019

Diluted net earnings (loss) per share	$0.64	$(7.40)	$0.77	$(7.59)
Non-controlling interest redemption increment (decrement)	(0.01)	0.03	(0.04)	0.14
Settlement of long-term incentive arrangement	-	8.34	-	8.62
Acquisition-related items	0.01	0.07	0.02	0.09
Amortization of intangible assets, net of tax	0.18	0.09	0.37	0.18
Stock-based compensation expense, net of tax	0.04	0.03	0.11	0.09
Stock-based compensation tax adjustment for US GAAP change	-	(0.04)	-	(0.08)
Adjusted earnings per share	$0.86	$1.12	$1.23	$1.45

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2020	2019	2020	2019

Revenues	$621,597	$573,908	$1,255,428	$1,059,563

Cost of revenues	412,010	388,656	847,159	729,354
Selling, general and administrative expenses	140,799	121,976	299,585	240,638
Depreciation	12,624	9,266	24,770	17,646
Amortization of intangible assets	10,864	4,899	22,225	9,206
Settlement of long-term incentive arrangement	-	314,379	-	314,379
Acquisition-related items (1)	397	3,202	802	3,880
Operating earnings (loss)	44,903	(268,470)	60,887	(255,540)
Interest expense, net	5,530	4,772	14,417	8,341
Other expense (income)	(147)	(6,131)	(376)	(6,124)
Earnings (loss) before income tax	39,520	(267,111)	46,846	(257,757)
Income tax	9,603	8,569	11,149	9,778
Net earnings (loss)	29,917	(275,680)	35,697	(267,535)
Non-controlling interest share of earnings	3,326	2,409	5,081	4,205
Non-controlling interest redemption increment (decrement)	(531)	947	(1,791)	4,967
Net earnings (loss) attributable to Company	$27,122	$(279,036)	$32,407	$(276,707)

Net earnings (loss) per common share
Basic	$0.64	$(7.48)	$0.77	$(7.69)
Diluted	0.64	(7.48)	0.77	(7.69)

Adjusted earnings per share (2)	$0.86	$1.12	$1.23	$1.45

Weighted average common shares (thousands)
Basic	42,397	37,284	41,977	36,002
Diluted	42,710	37,715	42,322	36,452

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)		June 30, 2020		December 31, 2019

Assets
Cash and cash equivalents			$245,257	$121,198
Restricted cash			20,028	13,093
Accounts receivable			361,046	393,730
Prepaid and other current assets			138,197	140,115
Current assets			764,528	668,136
Other non-current assets			11,884	11,824
Fixed assets			128,684	131,545
Operating lease right-of-use assets			139,580	132,893
Goodwill and intangible assets			989,339	1,011,071
Total assets			$2,034,015	$1,955,469

Liabilities and shareholders' equity
Accounts payable and accrued liabilities			$250,515	$241,670
Other current liabilities			100,346	80,369
Operating lease liabilities - current			33,045	30,622
Long-term debt - current			56,669	5,545
Current liabilities			440,575	358,206
Long-term debt - non-current			588,525	761,078
Operating lease liabilities - non-current			117,024	111,247
Other liabilities			68,898	66,150
Deferred income tax			54,063	58,239
Redeemable non-controlling interests			162,613	174,662
Shareholders' equity			602,317	425,887
Total liabilities and equity			$2,034,015	$1,955,469

Supplemental balance sheet information
Total debt			$645,194	$766,623
Total debt, net of cash			399,937	645,425

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2020	2019	2020	2019

Cash provided by (used in)

Operating activities
Net earnings (loss)	$29,917	$(275,680)	$35,697	$(267,535)
Items not affecting cash:
Depreciation and amortization	23,488	14,164	46,995	26,851
Non-cash settlement of long-term incentive arrangement	-	289,721	-	289,721
Deferred income tax	(2,149)	992	(4,205)	1,465
Other	1,845	(4,192)	5,669	(1,058)
	53,101	25,005	84,156	49,444

Changes in non-cash working capital
Accounts receivable	11,911	(27,828)	32,893	(19,228)
Payables and accruals	28,814	11,439	18,335	(4,922)
Other	19,396	10,212	17,657	19,092
Net cash provided by operating activities	113,222	18,828	153,041	44,386

Investing activities
Acquisition of businesses, net of cash acquired	-	(519,758)	-	(545,531)
Disposition of business, net of cash disposed	-	13,030	-	13,030
Purchases of fixed assets	(6,733)	(11,551)	(22,081)	(22,287)
Other investing activities	(603)	3,188	(786)	859
Net cash used in investing activities	(7,336)	(515,091)	(22,867)	(553,929)

Financing activities
Increase in long-term debt, net	(105,072)	543,216	(121,924)	588,879
Proceeds received on common share issuance	150,008	-	150,008	-
Purchases of non-controlling interests, net	(11,316)	(14,223)	(15,067)	(33,210)
Financing fees paid	-	(3,428)	-	(3,696)
Dividends paid to common shareholders	(6,867)	(5,418)	(13,091)	(10,275)
Distributions paid to non-controlling interests	-	(3,075)	(50)	(4,269)
Other financing activities	(1,164)	2,260	1,228	411
Net cash provided by financing activities	25,589	519,332	1,104	537,840

Effect of exchange rate changes on cash	626	(508)	(284)	(311)

Increase in cash, cash equivalents and restricted cash	132,101	22,561	130,994	27,986

Cash, cash equivalents and restricted cash, beginning of period	133,184	85,269	134,291	79,844

Cash, cash equivalents and restricted cash, end of period	$265,285	$107,830	$265,285	$107,830

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2020
Revenues	$338,153	$283,444	$-	$621,597
Adjusted EBITDA	37,245	35,844	(1,858)	71,231

Operating earnings	31,980	17,364	(4,441)	44,903

2019
Revenues	$370,405	$203,503	$-	$573,908
Adjusted EBITDA	39,177	28,431	(2,577)	65,031

Operating earnings	32,278	20,705	(321,453)	(268,470)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2020
Revenues	$677,816	$577,612	$-	$1,255,428
Adjusted EBITDA	61,135	57,790	(3,829)	115,096

Operating earnings	49,404	22,271	(10,788)	60,887

2019
Revenues	$689,715	$369,848	$-	$1,059,563
Adjusted EBITDA	60,996	39,459	(6,274)	94,181

Operating earnings	47,926	24,597	(328,063)	(255,540)

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566